INVEST IN **NOYACK FINE ART FUND**

Noyack Fine Art.01 or NFA.01


NOYACK
FINE ART
Fine Art Investment for Love and Legacy

wearenoyack.com New York, NY

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What Investors Say

A

Andrea Pemberton

LEAD INVESTOR Invested **$5,000** this round

As a fine arts professional with 15 years of experience in the industry, I believe in fine art as an important alternative investment class. I also believe in the importance of protecting artists and their markets, supporting their long term careers and therefore allowing for partnerships within new kinds of frameworks. CEO CJ Follini is an innovative thinker in this subject, not to mention an expert in both fine arts and alternative investments. Finally, I personally have been looking for non-correlated returns to protect against inflation.